SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.
(Name of Issuer)

OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.
 (Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ross Weissman
Larch Lane Advisors LLC
800 Westchester Avenue, S-618
Rye Brook, NY  10573
(888) 266-2200
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2131

March 30, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $1,900,000  (a)       Amount of Filing Fee: $135.47 (b)

1.	Calculated as the aggregate maximum purchase price for Units.

2.	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  ___________________________

Form or Registration No.:  ___________________________

Filing Party:  ______________________________________

Date Filed:  ________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 30, 2010 by Old Mutual Absolute Return Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $1,900,000 of units in the Fund ("Units") as of June 30, 2010, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 30, 2010.

This is the final amendment to the Statement and is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.           The Offer expired at 12:00 midnight, Eastern Time, on April 26, 2010.

2.           $654,271.42 in Units were tendered prior to the expiration of the Offer and accepted for repurchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.

By:    /s/    Ross Weissman
Name:         Ross Weissman
Title:           Chief Financial Officer
August 20, 2010